FORM 4 (1) /x/ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF
CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(f) of the Investment Company Act of 1940	OMB APPROVAL OMB Number: Expires: Estimated average burden hours per response

1.	Name and Address of Reporting Person*			2.	Issuer Name and Ticker or Trading Symbol			6.	Relationship of Reporting Person(s) to Issuer (Check all applicable)
	Eagle River Investments, L.L.C. (1)			Nextel Communications, Inc. (NXTL)					Director	X 10% Owner

				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)	4.	Statement for Month/Year		Officer (give title below)	Other (specify below)
	2300 Carillon Point						July 2001

(Street)						5.	If Amendment, Date of Original (Month/Year)	7.	Individual or Joint/Group Filing (Check Applicable Line) Form filed by One Reporting Person X Form filed by More than
	Kirkland,	Washington	98033						One Reporting Person

	(City)	(State)	(Zip)
				Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date(s)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned at End of Month	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)
			(Month/ Day/ Year)									(Instr. 3 and 4)
					Code	V		Amount	(A) or (D):	Price:

	Class A Common		7/28/01		X		371,950		A	$10.75		371,950		(2)		(2)

	Class A Common											95,956(3)		(3)		(3)

	Class A Common											46,160,048(4)		(4)		(4)

	Class A Common											100,000(5)		(5)		(5)

	Class A Common											4,614(6)		(6)		(6)

	Class A Common											(7)		(7)		(7)

	Class A Common											19,706(8)		(8)		(8)

	Class A Common											3,750,012(9)		(9)		(9)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.	(Over)
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).	SEC 1474 (7-97)

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM
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FORM 4 (Continued)	Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	4.	Transaction Code (Instr. 8) J(6)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6.	Date Exercisable and Expiration Date (Month/Day/Year)

							Code	V		(A)	(D)	Date Exercisable	Expiration Date

	(2) Stock Option		10.75		7/28/01		X		371,950		(D)	7/28/95	7/28/01

	(9) Forward Sales Contract		notional amount (9)		(9)		J (9)		(9)		(9)	(9)	(9)

7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4):

	Title	Amount or Number of Shares

	Class A Common	371,950				0		D

	Class A Common	(9)		(9)		(9)		I		(9)

  Explanation of Responses:

  (1)
  Designated filer on behalf of (a) the Reporting Person, (b) Digital Radio, LLC in which the Reporting Person is a member and manager, (c) Craig O. McCaw, a member and manager of the Reporting Person, and (d) Dennis M. Weibling, a member and manager of the Reporting Person. The Reporting Person ceased to be a 10% owner and is no longer subject to Section 16. Messrs. McCaw and Weibling are Directors and continue to be subject to Section 16 reporting requirements.

  (2)
  The shares were acquired by the Reporting Person pursuant to options previously held by Digital Radio, LLC (see note 4) that were distributed to its members and exercised by those members, including the Reporting Person, and represent only those options distributed to and exercised by the Reporting Person.

  (3)
  Shares owned directly by Eagle River Holdings, L.L.C. ("ERH"), a wholly-owned subsidiary of the Reporting Person.

  (4)
  Shares owned directly by Digital Radio, LLC. The Reporting Person is a member and manager of Digital Radio, LLC. The Reporting Person, Mr. McCaw and Mr. Weibling disclaim ownership of such shares, except to the extent of their beneficial interest therein.

  (5)
  Shares owned directly by Mr. McCaw, a member and manager of the Reporting Person.

  (6)
  Shares owned directly by Mr. Weibling, a member and manager of the Reporting Person.

  (7)
  6,375,840 Shares owned by wholly-owned subsidiaries of the Reporting Person are subject to a series of deferred sale transactions with broker-dealer firms pursuant to which such subsidiaries received a notional amount of cash as an advance against a future sale of such shares in the form of a variable rate forward sales contract.

  (8)
  In February of 2000, 5,931,418 shares (adjusted for a subsequent stock split) were contributed by the Reporting Person to ICO Teledesic Global Limited ("ITGL") as a capital contribution. ITGL entered into a deferred sale transaction on March 9, 2000 with Chase Securities, Inc. pursuant to which ITGL received a notional amount of cash as an advance against a future sale of 5,911,712 shares in the form of a variable rate forward sales contract.

  (9)
  Option Acquisition, L.L.C.("OA"), an affiliate of the Reporting Person owned and controlled by Craig O. McCaw, entered into a series of deferred sale transactions on the dates set forth below with a broker-dealer firm pursuant to which OA received a notional amount of cash on such dates as advances against a future sale of the number of shares set forth opposite such dates (collectively, the "Shares"), in the form of a variable rate forward sales contract (the "OA Contract").

Date	Number of Shares
07/27/01	750,000
07/30/01	68,182

  The OA Contract provides OA with a modified put option and the counterparty with a modified call option with respect to the Shares. In each such transaction, the "options" are both exercisable in July 2003, the date the OA Contract expires. Pursuant to the OA Contract, at the expiration date, OA must sell the Shares, or a lesser or greater number of shares which shall be determined based on the share price on the expiration date, to the counterparty.

Joint Filer Information
Names:	Digital Radio, LLC Craig O. McCaw Dennis M. Weibling
Address:	2300 Carillon Point Kirkland, Washington 98033
Designated Filer:	Eagle River Investments, L.L.C.
Issuer and Ticker Symbol:	Nextel Communications, Inc. (NXTL)
Date of Event Requiring Statement:	7/27/01
	/s/ C. James Judson	8/10/01
**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	**Signature of Reporting Person	Date

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential Person(s) who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.
Page 2 SEC 1474 (7-97)